Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064
Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
March 5, 2007
Dear Mr. Panos:
     On behalf of Royal Dutch Shell plc (“RDS”) Shell Investments Limited (“SIL”) and Shell Canada Ltd, we are responding to your letters dated February 27, 2007 (addressed to William P. Rogers, Jr. and Jennifer P. Munoz) and February 28, 2007 (addressed to Andrew J. Foley). The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set out in those letters and our responses thereto are set forth below.
     Capitalized terms used but not defined herein have the meanings given to such terms in the Offer and Circular dated February 8, 2007. Except where indicated, references are to the Staff’s letter dated February 27, 2007.
Schedule 13E-3

1.	Staff Comment 1: As the filing persons are aware based on the disclosure provided under the heading “Special Factors” appearing on page 28 of the Offering Circular, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. Advise us how the filing persons met this disclosure obligation given the placement of the disclosure.

Response:

The Offer and Circular generally, including the order of the sections, follow the form adopted by the Canadian Securities Administrators as well as Canadian market practice as advised by Canadian counsel. The Offer section is considered a distinct section from the Circular and sets forth the contractual terms of the offer. The

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

Special Factors section begins on the fifth page of the Circular and was placed as close to the front of the Circular section as practicable, consistent with applicable Canadian rules and practice.

The filing persons have included a prominent cross reference to the special factors on the cover page of a supplemental disclosure document to the Offer and Circular (the “Offer and Circular Supplement”) a copy of which is enclosed herewith.

Plans for Shell Canada and Effects of the Offer, page 29

2.	Staff Comment 2: We note the disclosure indicates that, “assuming the Offer results in the Offeror acquiring all of the Common Shares, the Offeror’s interest in the earnings and net book value of Shell Canada as of December 31, 2006, would increase by $384 million and $2,116 million, respectively.” Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliates’ increased interest in net book value and net earnings in percentages.

Response:

RDS’s interest in the Common Shares of Shell Canada (which are the class of securities that is the subject to the tender offer) is equivalent to that of SIL’s, therefore RDS’s increased interest in the net earnings and net book value of Shell Canada as of December 31, 2006 would be equivalent to that of SIL.

The filing persons have included in the Offer and Circular Supplement the change in the percentages of SIL’s and RDS’s interest in the net earnings and net book value of Shell Canada and indicate that the dollar amounts of the increases in RDS’s interest therein are the same as SIL’s. Please see page 4 of the Offer and Circular Supplement.

3.	Staff Comment 3: Augment the disclosure to specifically identify the federal securities laws to which Shell Canada will no longer be subject. At present, the general discussion fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.

Response:

We direct the Staff’s attention to clause (iii) of the third paragraph under “Plans for Shell Canada and Effects of the Offer” (page 29) which states that the Offeror intends
“. . . (iii) to terminate the registration of Shell Canada under the U.S. Exchange Act such that Shell Canada will no longer be subject to the periodic reporting obligations of the U.S. Exchange Act or otherwise be subject to the U.S. federal

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

securities Laws applicable to public companies. The effect of these actions will be that Shell Canada will no longer be required to file publicly, or provide to security holders or others, financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Common Shares held by the public may be adversely affected”.
The filing persons have included in the Offer and Circular Supplement an elaboration of the above statement to specify that Shell Canada will no longer be subject to the tender offer regulations and securities ownership regulations under the Exchange Act. Please see page 5 of the Offer and Circular Supplement.

4.	Staff Comment 4: Quantify the cost savings of no longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated parties who are engaged in this transaction.

Response:

With reference to Instruction 2 to Item 1013, the filing persons believe that the cost savings to them of Shell Canada no longer being subject to the U.S. federal securities laws to be immaterial, in part because Shell Canada will remain part of the RDS consolidated reporting group for Exchange Act reporting purposes. The filing persons have included a statement to that effect in the Offer and Circular Supplement. The filing persons believe it is impractical to provide a more precise quantification of such benefits.

Fairness of the Proposed Transaction, page 31

5.	February 27 Letter Staff Comment 5 and February 28 Letter Staff Comment 1: We note on the cover page that “The board of directors of Shell Canada... has concluded that the Offer is fair to holders of Common Shares other than the Offeror or its affiliates (“Shareholders”).” As stated in the Division of Corporation Finance’s publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, senior management of the issuer, such as officers and directors, is generally deemed affiliates. These affiliates may own Common Shares of the issuer. Accordingly, please revise Shell Canada’s fairness determination so that it is directed to unaffiliated security holders.

Response:

In response to the Staff’s comment, Shell Canada has included a revised summary of its fairness determination to clarify that it is directed to unaffiliated shareholders in a supplemental disclosure document to the Directors’ Circular (the “Directors’ Circular Supplement”) a copy of which is enclosed herewith. Please see pages 3-5 of the Directors’ Circular Supplement.

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

6.	February 27 Letter Staff Comment 6: Each filing person must independently disclose their belief as to whether the transaction is substantively and procedurally fair to the unaffiliated security holders. Please revise this section to include a fairness determination by Shell Canada, and revise the existing determinations made by Royal Dutch and Shell Investments to comply with this comment. See Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Refer also to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981). To the extent a cross reference to disclosure is included to satisfy Shell Canada’s disclosure obligations, please ensure any disclosure so referenced is compliant with this comment.

February 28 letter Staff Comment 2: The Special Committee is not a filing person. Shell Canada must independently disclose their belief as to whether the transaction is substantively and procedurally fair to the unaffiliated security holders. Please revise the fairness determination by Shell Canada to remove the implication its conclusion was only based on the Special Committee’s findings. While Shell Canada may refer to the Special Committee’s findings and conclusions as factors in support of its fairness determination, Shell Canada should make an unqualified determination as to the substantive and procedural fairness of the Rule 13e-3 transaction. See Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Refer also to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, the Offer and Circular have been revised in the Offer and Circular Supplement to refer specifically to the Shell Canada’s Board’s fairness determination. The Directors’ Circular has also been revised in the Directors’ Circular Supplement, to clarify that the Board of Directors of Shell Canada has made a fairness determination independent of the Special Committee and the basis therefor. We also refer the Staff to page 6 of the Directors’ Circular, which currently contains such a statement. Please see page 5 of the Offer and Circular Supplement and pages 2-5 of the Directors’ Circular Supplement.

7.	February 27 Letter Staff Comment 7: All filing persons, including the Board of Directors on behalf of the issuer, must explicitly address the procedural fairness of the transaction to unaffiliated security holders. Please revise. See Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981).

February 27 Letter Staff Comment 8: Each filing person must disclose whether they believe the proposed transaction is procedurally fair despite the apparent absence of at least two of the safeguards identified in Item 1014(c)-(e) of Regulation M-A. Refer to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

February 28 Letter Staff Comment 3: As cited above, the Board of Directors on behalf of the issuer must explicitly address the procedural fairness of the transaction to unaffiliated security holders. See Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981). Please revise to disclose whether the Board believes the proposed transaction is procedurally fair despite the apparent absence of at least two of the safeguards identified in Item 1014c)-(e) of Regulation M-A. Refer to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, Shell Canada has included a revised summary of the fairness determination in the Directors’ Circular Supplement that addresses the procedural fairness of the transaction to unaffiliated shareholders. Please see pages 3 and 4 of the Directors’ Circular Supplement.

8.	February 27 Staff Comment 9 and February 28 Letter Staff Comment 4: Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in the instant transaction must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. See Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary). Adoption of the analysis of another party is also permitted, but only to the extent such party expressly addressed such factors. See Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, Shell Canada has revised the discussion of the material factors upon which the belief as to fairness is based to clarify, among other things, how the Board of Directors considered each of the factors set forth in general instruction 2 to Item 1014 of Regulation M-A. The revised disclosure expressly addresses the fact that the Special Committee and the Board of Directors adopted the analysis set forth in the Valuation prepared by an independent valuator, CIBC World Markets, which analysis considers the appropriateness and relevance of those factors. Please see pages 3-5 of the Directors’ Circular Supplement.

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

9.	February 27 Letter Staff Comment 10 and February 28 Letter Staff Comment 5: The fairness determination for each filing person, and each corresponding supporting analysis, needs to be revised to specifically address the impact the transaction may have on (1) unaffiliated security holders who tender into the tender offer and (2) unaffiliated security holders who retain their interest in the issuer. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

Response:

In response to the Staff’s comment, Shell Canada has included a revised summary of the fairness determination in the Directors’ Circular Supplement that addresses the impact of the transaction to both unaffiliated shareholders who tender and unaffiliated shareholders who retain their shares. Please see pages 3 and 4 of the Directors’ Circular Supplement.

30. Financial Information, page 51

10.	Staff Comment 11: We noticed the Notice to Shareholders in the United States indicated that financial information regarding Shell Canada has been derived from financial statements prepared in accordance with Canadian GAAP. In view of this disclosure, please direct our attention to the location in the disclosure document furnished to security holders where the reconciliation to U.S. GAAP was made in accordance with Item 17 of Form 20-F. Please refer to Instruction 2 to Item 13 of Schedule 13E-3. Alternatively, please advise us why the filing persons apparently concluded such reconciliation was not required.

Response:

Section 30 of the Circular (on pages 51-52) incorporates by reference the audited consolidated financial statements of Shell Canada for the years ended December 31, 2005, 2004, and 2003 and the related U.S. GAAP reconciliation, included as exhibits to Shell Canada’s annual report on Form 40-F for the year ended December 31, 2005.

No equivalent U.S. GAAP reconciliation is currently available for the unaudited consolidated financial statements of Shell Canada for the quarter and year ended December 31, 2006, which was issued as a press release and also incorporated by reference to Shell Canada’s report on Form 6-K furnished on January 29, 2007. Shell Canada will include a U.S. GAAP reconciliation of the audited financial statements in the annual report on Form 40-F for the year ended December 31, 2006 that will be filed with the Commission.

11.	Staff Comment 12: In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In circumstances where the filing

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c), and not just the information provided in Section 31 of the instant disclosure document, must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Because all of this information does not appear to have been included, a supplement may need to be sent that includes this information plus other disclosures required by this comment letter.

Response:

Summarized information in accordance with Item 1010(c) of Regulation M-A will be provided in the Offer and Circular Supplement, including amounts in U.S. GAAP as available. Please see pages 5-7 of the Offer and Circular Supplement.
Schedule 14D-1F
General Instruction I. Eligibility Requirements

12.	Staff Comment 13: Please briefly explain the conclusion that U.S. holders held less than 40% of the outstanding securities of Shell Canada. See Instruction 3 to I.A. of Schedule 14D-1F.

Response:

As of January 15, 2007, RDS beneficially owned approximately 78% or 643,308,858, of the total outstanding Common Shares, which is the class of securities that is the subject of the tender offer. In addition, based on information provided by the registrar for the Common Shares and non-objecting beneficial owners, the filing persons believe that 37,207,868 Common Shares, or approximately 4.5% of outstanding Common Shares, are held by U.S. holders. For purposes of Rule 13e-3, this number of Common Shares represents approximately 20.4% of the total outstanding Common Shares not currently held by RDS or an affiliate.

General Instruction III. Compliance with the Exchange Act

13.	Staff Comment 14: Please advise us whether Shell Canada or any of the other filing persons have been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the tender offer to make the offer in compliance with Rule 14d-l(b) unless it complied with corresponding U.S. tender offer rules.

Response:

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

Neither RDS, SIL nor Shell Canada obtained any waivers or exemptions from the Canadian take-over bid legal requirements.

Cover Page of Offer to Purchase

14.	Staff Comment 15: Please revise to identify Royal Dutch Shell plc as an offeror on the cover page together with Shell Investments Limited. At present, the identification of the parties and the disclosure that refers only to Shell Investments as the Offeror creates the implication the tender offer is not being extended by RDS. The disclosure should prominently state that both parties are offerors.

Response:

The filing persons have included a statement in the Offer and Circular Supplement that RDS is deemed to be a bidder for U.S. securities law purposes. Please see the cover and page 4 of the Offer and Circular Supplement.

4. Conditions to the Offer

15.	Staff Comment 16: In the second to last paragraph in this section, the offerors explain the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

Response:

We have included the following statement in the Offer and Circular Supplement “If the Offeror waives a material condition, it will extend the expiration date of the Offer, if necessary, so that the Offer will remain open for at least five days following the waiver (or longer if required under applicable Canadian laws)”.

16.	Staff Comment 17: The offerors explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Response:

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

The filing persons have included the following statement in the Offer and Circular Supplement: “All conditions to the Offer, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to taking up, purchasing or paying for the Common Shares.” Please see page 4 of the Offer and Circular Supplement.

17.	Staff Comment 18: A tender offer may be conditional on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To the extent action or inaction by the bidders may give rise to an offer conditions being triggered, the offer conditions would appear to be in the direct or indirect control of the bidders. As a consequence, the tender offer could be deemed illusory. Please revise this section to remove the implication the offer conditions are directly or indirectly within the control of the bidders. See Section 14(e) of the Exchange Act and General Instruction Ill. A. of Schedule 14D-1F.

Response:

In response to the Staff’s comment, the filing persons have included a statement in the Offer and Circular Supplement that the first sentence of the first full paragraph on page 15 (following indented paragraph (f)) is replaced with a new sentence that eliminates the last clause. The replacement sentence would read:

“The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion at any time.”

Please see page 4 of the Offer and Circular Supplement

18.	Staff Comment 19: Revise this entire section to make clear, if true, that both parties identified on the cover page of the Schedule 14D-1F are eligible to assert and/or waive the tender offer conditions. At present, the conditions simply refer to a single Offeror.

Response:

The conditions may only be waived by Shell Investments Limited. The filing persons have included in the Offer and Circular Supplement a statement that even though RDS is deemed to be a bidder it may not assert and/or waive the conditions to the Offer. Please see page 4 of the Offer and Circular Supplement.

Market Purchases

19.	Staff Comment 20: Advise as whether or not either of the offerors has purchased shares as described in this section. Irrespective of whether or not such purchases have been made, please explain to us, with a view toward revised disclosure, how the

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

offerors could reserve the right to make such purchases in view of Rule 14e-5 of Regulation 14E.

Response:

Filing persons have relied upon the Commission’s Exchange Release No. 2935 (June 21, 1991) (the “1991 Order”), which provided blanket exemptions from Exchange Act Rules 10b-6 and 10b-13 to permit securities purchases that are allowed under Canadian rules and that are not made for the purpose of creating actual or apparent trading activity in, or raising the price of, such securities. Additionally, in late November 2006, a member of the Commission’s Office of Trading Practices orally confirmed to us that although not reflected in Rule 14e-5 as enacted, the Staff’s position is that it will not recommend enforcement action so long as the 1991 Order is complied with. The filing persons confirm that any purchases of Common Shares have complied or will comply with the 1991 Order.
* * * * * * *

Nicholas P. Panos
United States Securities and Exchange Commission
March 5, 2007

     In connection with these responses we are authorised to state that each of the filing persons acknowledges that (i) the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If we may be of further assistance, please do not hesitate to call William P. Rogers, Jr. on 011 44 207 453 1050 or Andrew J. Foley on 1 212 373 3078.
Yours sincerely,

/s/ William P. Rogers
William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
/s/ Andrew J. Foley
Andrew J. Foley
Paul Weiss, Rifkind, Wharton & Garrison LLP
Copy:
Richard Wiseman
Shell International Limited
Joseph Babits
Royal Dutch Shell plc